UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Asta Funding, Inc.
(Name of Subject Company (Issuer)) Asta Funding, Inc. (Names of Filing Persons (Issuer and Offeror))
Common Stock, par value $0.01 per share
(Title of Class of Securities)

0462220109
(CUSIP Number of Class of Securities)

Gary Stern Asta Funding, Inc. 210 Sylvan Avenue Englewood Cliffs, NJ 07632 (201) 567-5648
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Kai H. Liekefett, Esq.	Michael J. Swidler
Vinson & Elkins L.L.P.	Vinson & Elkins L.L.P.
666 Fifth Avenue, 26th Floor	666 Fifth Avenue, 26th Floor
New York, NY 10103	New York, NY 10103
(212) 237-0037	(212) 237-0020

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$54,999,993.15	$6,375.00
(1)

Estimated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase 5,314,009 shares of common stock of Asta Funding, Inc. at the tender offer price of $10.35 per share.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $115.90 per million dollars of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,375.00	Filing Party: Asta Funding, Inc.
Form or Registration No.: 005-44713	Date Filed: January 19, 2017
☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 3 (the “Amendment No. 3”) amends and supplements the Issuer Tender Offer Statement on Schedule TO, initially filed by Asta Funding, Inc., a Delaware corporation (“Asta” or the “Company”), on January 19, 2017, as amended and supplemented by Amendment No. 1 filed on February 2, 2017 and by Amendment No. 2 filed on February 16, 2017 (as amended and supplemented, this “Schedule TO”) in connection with the Company’s offer to repurchase up to 5,314,009 shares of its common stock, par value $0.01 per share (the “Shares”), at the price of $10.35 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the amended and restated Offer to Purchase, dated February 2, 2017 (the “Offer to Purchase”), a copy of which was previously filed as Exhibit (a)(1)(F), and in the related Letter of Transmittal (the “Letter of Transmittal,” which was previously filed as Exhibit (a)(1)(B), which together with the Offer to Purchase, as amended and supplemented, constitute the “Offer”). This Amendment No. 3 to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

The Items of Schedule TO and the Offer to Purchase are hereby amended and supplemented as specified below. All information in the Offer to Purchase is hereby expressly incorporated by reference in answer to all items in this Amendment No. 3 to Schedule TO. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following paragraph at the end thereof:

“On February 22, 2017, the Company issued a press release announcing the final results of the Tender Offer, which expired at 11:59 p.m., New York City time, on February 15, 2017. A copy of the press release is filed as Exhibit (a)(5)(D) to this Schedule TO and is incorporated herein by reference.”

Item 12.	Exhibits.

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated January 19, 2017.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 19, 2017.

(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 19, 2017.

(a)(1)(F)*	Amended and Restated Offer to Purchase, dated February 2, 2017.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)*	Press release dated January 19, 2017, announcing the commencement of the Offer.

(a)(5)(B)*	Press release dated February 2, 2017, announcing the extension of the Offer.

(a)(5)(C)*	Press release dated February 16, 2017, announcing the preliminary results of the Offer.

(a)(5)(D)	Press release dated February 22, 2017, announcing the final results of the Offer.

(b)	None.

(d)(A)*

Settlement Agreement dated as of January 6, 2017, by and among Asta Funding, Inc., The Mangrove Partners Masters Fund Ltd., The Mangrove Partners Fund, L.P., Mangrove Partners Fund (Cayman), Ltd., Mangrove Partners, Mangrove Capital and Nathaniel August, Gary Stern, Ricky Stern, Emily Stern, Arthur Stern, Asta Group, Incorporated and GMS Family Investors LLC (incorporated by reference to Asta Funding, Inc.’s Current Report on Form 8-K dated January 9, 2017).

Exhibit No.	Description

(d)(B)*

Voting Agreement dated as of January 6, 2017, by and between Asta Funding, Inc. and Gary Stern, Ricky Stern, Emily Stern, Asta Group, Incorporated and GMS Family Investors LLC (incorporated by reference to Asta Funding, Inc.’s Current Report on Form 8-K dated January 9, 2017).

(d)(C)*	Securities Purchase Agreement dated as of January 6, 2017, by and among The Mangrove Partners Masters Fund Ltd., The Mangrove Partners Fund, L.P., Mangrove Partners Fund (Cayman), Ltd., Mangrove Partners, Mangrove Capital and Nathaniel August, and Gary Stern.

(g)	None.

(h)	None.

* Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ASTA FUNDING, INC.

By:	/s/ Gary Stern
Name:	Gary Stern
Title:	Chairman, President & CEO

Date: February 22, 2017

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated January 19, 2017.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 19, 2017.

(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 19, 2017.

(a)(1)(F)*	Amended and Restated Offer to Purchase, dated February 2, 2017.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)*	Press release dated January 19, 2017, announcing the commencement of the Offer.

(a)(5)(B)*	Press release dated February 2, 2017, announcing the extension of the Offer.

(a)(5)(C)*	Press release dated February 16, 2017, announcing the preliminary results of the Offer.

(a)(5)(D)	Press release dated February 22, 2017, announcing the final results of the Offer.

(b)	None.

(d)(A)*

Settlement Agreement dated as of January 6, 2017, by and among Asta Funding, Inc., The Mangrove Partners Masters Fund Ltd., The Mangrove Partners Fund, L.P., Mangrove Partners Fund (Cayman), Ltd., Mangrove Partners, Mangrove Capital and Nathaniel August, Gary Stern, Ricky Stern, Emily Stern, Arthur Stern, Asta Group, Incorporated and GMS Family Investors LLC (incorporated by reference to Asta Funding, Inc.’s Current Report on Form 8-K dated January 9, 2017).

(d)(B)*

Voting Agreement dated as of January 6, 2017, by and between Asta Funding, Inc. and Gary Stern, Ricky Stern, Emily Stern, Asta Group, Incorporated and GMS Family Investors LLC (incorporated by reference to Asta Funding, Inc.’s Current Report on Form 8-K dated January 9, 2017).

(d)(C)*	Securities Purchase Agreement dated as of January 6, 2017, by and among The Mangrove Partners Masters Fund Ltd., The Mangrove Partners Fund, L.P., Mangrove Partners Fund (Cayman), Ltd., Mangrove Partners, Mangrove Capital and Nathaniel August, and Gary Stern.

(g)	None.

(h)	None.

* Previously filed